Exhibit 99.1

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TD Bank Group to Issue Subordinated Debentures
(Non-Viability Contingent Capital (NVCC))

June 18, 2015 - The Toronto-Dominion Bank (“TD” or the “Bank”) today announced a domestic public offering of $1.5 billion of medium term notes (non-viability contingent capital (NVCC)) constituting subordinated indebtedness of the Bank (the “Notes”). The Notes will be issued and sold through a dealer syndicate led by TD Securities Inc. The Notes will qualify as Tier 2 capital of the Bank.

The Notes are expected to be issued on June 24, 2015 and will bear interest at a fixed rate of 2.692% per annum (paid semi-annually) until June 24 2020, and at the three-month bankers' acceptance rate plus 1.21% thereafter (paid quarterly) until maturity on June 24, 2025.

The Bank may, at its option, with the prior approval of the Superintendent of Financial Institutions (Canada), redeem the Notes on or after June 24, 2020, in whole or in part, at par plus accrued and unpaid interest on not more than 60 nor less than 30 days’ notice to holders. Net proceeds from the issuance of the Notes will be used for general corporate purposes.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell securities in the United States.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10 million active online and mobile customers. TD had CDN$1 trillion in assets on April 30, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Ali Duncan Martin

Media Relations, Corporate & Public Affairs

416-983-4412